UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PATHFINDER BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70319R109

(CUSIP Number)

Castle Creek Capital Partners VII, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 409,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 409,908 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,908 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1		NAME OF REPORTING PERSONS Castle Creek Capital VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC/AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 409,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 409,908 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,908 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on May 15, 2019 (the “Original Schedule 13D”, and as amended by this Amendment No. 1, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Pathfinder Bancorp, Inc. (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer and John T. Pietrzak as Reporting Persons.  Following the recent establishment of a six-person investment committee by Castle Creek Capital VII LLC (“CCC VII”), the general partner of Castle Creek Capital Partners VII, LP (“Fund VII”), no person other than Fund VII and CCC VII presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock held by Fund VII.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 13, 2020, Fund VII and the Company entered into an exchange agreement (the “Exchange Agreement”), pursuant to which Fund VII exchanged 225,000 shares of Common Stock (the “Exchanged Shares”) into 225,000 shares of Series B Preferred Stock (as defined and described in the Original Schedule 13D) issued to Fund VII by the Company (the “New Preferred Shares”), on the terms and conditions set forth in the Exchange Agreement (the “Exchange”).  The Exchanged Shares constituted the sole source of consideration for the New Preferred Shares.  Immediately following the Exchange, Fund VII owned 239,710 shares of Common Stock and 1,380,283 shares of Series B Preferred Stock.

Following the Exchange, on November 13, 2020, Fund VII expended $1,919,833.44 (including commissions) to acquire 170,198 shares of Common Stock at a price per share of $11.25 (the “Common Acquisition”, and such shares, the “New Common Shares”), which shares were acquired in secondary broker transactions using cash on hand. After giving effect to the Common Acquisition, Fund VII owns 409,908 shares of Common Stock.

The foregoing references to and descriptions of the Exchange Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Exchange Agreement, which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Fund VII exchanged the Exchanged Shares into the New Preferred Shares to reduce Fund VII’s ownership of the Company’s voting securities.  Pursuant to applicable bank regulatory limitations, Fund VII and its affiliates may not exceed 9.9% ownership of the Company’s voting securities without seeking applicable regulatory approvals.  Reducing Fund VII’s ownership of the Company’s voting securities therefore provides Fund VII flexibility to acquire additional shares of the Company’s common stock, in open-market acquisitions or otherwise, without exceeding such ownership threshold (including the New Common Shares).  Fund VII intends to evaluate the desirability of effecting additional acquisitions of the Common Stock in light of the current price per share of the Common Stock, Fund VII’s belief about the long-term investment prospects of the Common Stock and general economic and market conditions, and Fund VII may effect such acquisitions at any time.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned (2)	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VII, LP	409,908	9.1%	0	409,908	0	409,908
Castle Creek Capital VII LLC (1)	409,908	9.1%	0	409,908	0	409,908

(1)                                 CCC VII disclaims beneficial ownership of the Common Stock owned by Fund VII, except to the extent of its pecuniary interest therein.

(2)                                 Excludes 1,380,283 shares of Series B Preferred Stock and the Warrant to purchase 125,000 shares of Common Stock (as described in the Original Schedule 13D).  Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series B Preferred Stock and the Warrant, those underlying shares are not included in the amount reported herein.

(3)                                 This calculation is based on 4,528,883 shares of Common Stock of the Company outstanding as of November 13, 2020, which is based on (i) 4,753,883 shares of Common Stock outstanding as of November 13, 2020, as represented by the Company in the Exchange Agreement, and (ii) adjusted for the 225,000 shares of Common Stock exchanged pursuant to the Exchange Agreement.

(c)

The Reporting Persons engaged in the following transactions with respect to the Common Stock during the last sixty days: (i) on November 13, 2020, Fund VII exchanged 225,000 shares of Common Stock into 225,000 shares of Series B Preferred Stock pursuant to the Exchange Agreement and (ii) on November 13, 2020, Fund VII acquired 170,198 shares of Common Stock at a price per share of $11.25.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Items 3 and 4 of this Amendment No. 1 are incorporated herein by reference.

The rights, preferences, designations and other terms and conditions of the Series B Preferred Stock (which, following the transactions described in Item 3, includes the New Preferred Shares) are described in Item 6 of the Original Schedule 13D.

The following is a description of certain terms of the Exchange Agreement:

Representations and Warranties.  Pursuant to the Exchange Agreement, the Company made customary representations and warranties to Fund VII relating to, among other things, the Company, the issuance of the New Preferred Shares and authorization to enter into the transaction.  Fund VII also made customary representations and warranties to the Company regarding, among other things, Fund VII’s valid organization and authorization to enter into the transaction. The Company’s and Fund VII’s representations and warranties survive the Closing indefinitely.

The foregoing references to and descriptions of the Exchange Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Exchange Agreement, which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.8	Exchange Agreement, dated as of November 13, 2020, by and between Castle Creek Capital Partners VII, LP and Pathfinder Bancorp, Inc.
Exhibit 99.9	Joint Filing Agreement, dated as of November 17, 2020, by and between Castle Creek Capital Partners VII, LP and Castle Creek Capital VII LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2020

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D/A NO. 1 (PATHFINDER BANCORP, INC.)